

April 26, 2011

<u>Via E-mail</u>
Mark Newcomer
Chief Executive Officer
3Pea International, Inc.
1700 W Horizon Ridge Parkway, Suite 102
Henderson, Nevada 89012

> **Re: 3Pea International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 1, 2011**
> **File No. 000-54123**

Dear Mr. Newcomer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 22, 2011 relating to your registration statement on Form 10-12G.

<u>General</u>

1.   We note that the Commission file number listed on the cover page of your Form 10-K is different than the EDGAR file number that you were assigned. Please revise or advise.

2.   We have received your amended application for confidential treatment of certain portions of your Card Sponsorship and Services Agreement with Monterey County Bank, filed as Exhibit 10.6 with your registration statement on Form 10 and incorporated by reference to your Form 10-K. Comments relating to your application for confidential treatment, if any, will be provided in a separate letter.

Securities Issued in Unregistered Transactions, page 29

3.   In your disclosure, you discuss only the securities issued in the share exchange with WOW Technologies during the fourth quarter of 2010. Please note that you are required to provide disclosure pursuant to Item 701 of Regulation S-K for all unregistered sales of securities made within the past three years. In this regard, we refer to "Item 10. Recent Sales of Unregistered Securities" of your registration statement on Form 10-12G and note the unregistered sales of securities made to your directors, officers and employees during 2008 and 2010, the securities issued to a law firm for legal services rendered in March 2010 and the securities issued to a vendor during the three months ended September 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Fiscal Years Ended December 31, 2010 and 2009, page 31

4.   We note your response to prior comment 4. Tell us what consideration you gave to discussing the composition of the revenue recognized for each period. That is, the portion of revenue generated from the various fees that you disclose on page F-10 for each period, and whether such increases are due to increases in pricing or increases in volume.

Liquidity and Capital Resources

Comparison of Fiscal 2010 and 2009, page 33

5.   We note your disclosure that your accounts receivable balance has increased $1,644,887 as of December 31, 2010 as compared to December 31, 2009. Tell us what consideration you gave to disclosing the reason for this increase, and any risks associated with collectability, such as length of time outstanding.

Exhibits, Financial Statement Schedules, page 43

Exhibits 31.1 and 31.2

6.   We note that you refer to your company throughout your Rule 13a-14(a) certifications as a "small business issuer." Please note that effective February 4, 2008, Regulation S-B was replaced by a new system of disclosure rules for smaller reporting companies. See Changeover to the SEC's New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies: A Small Entity Compliance Guide, available on our website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. Accordingly, please confirm that the certifications you include with subsequent filings will include the exact language set forth in Item 601(b)(31) of Regulation S-K.

Financial Statements for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Revenue and expense recognition, page F-9

7. We note your response to prior comment 10 that each separate fee charged to your clients is under a separate arrangement rather than one arrangement, or denominated separately in the same agreement, thus you do not have any agreements with multiple element arrangements as defined in ASC 605-25. Please tell us the different types of fees that you charge to the same entities as part of an arrangement, and further clarify why you do not consider these fees to be multiple element arrangements. We refer you to ASC 605-25-25-3, which provides that separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and shall, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. As part of your response, please also tell us how you consider the deliverables associated with fees charged to the same entities to have stand-alone value as provided for in ASC 605-25-25-5.

8. We note your response to prior comment 10 that you do not have any revenue arrangements that involve services provided by third parties. Please reconcile this statement with your disclosures on page 18 that some services relating to your business, including fraud management and other customer verification services, transaction processing and settlement, pharmacy claims adjudication, card production and customer service are outsourced to third-party vendors. Tell us which activities are performed by the Company and which activities are performed by third parties in performing your services, and tell us how you have considered all of the provisions of ASC 605-45 in determining to account for these arrangements on a gross basis.

New accounting pronouncements, page F-10

9. Revise to update this footnote. In this regard, we note that some of the pronouncements discussed in this footnote were adopted during fiscal 2010.

Commitments and Contingencies, page F-25

10. Please provide your analysis of why you do not believe that the rights Wow shareholders have to tender their shares to the Company represent an embedded put option that should be accounted for as a derivative, taking into consideration the provisions of ASC 815-10-15-83. Describe the terms of the exchange and indicate whether the holder can receive cash instead of shares of the company. In addition, explain whether the company holds other assets besides its investment in Wow Technologies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
   Bob Mottern, Esq.
   Investment Law Group